

October 18, 2010

Dr. Sanjay K. Jha
Chief Executive Officer
Motorola Mobility Holdings, Inc.
600 North US Highway 45
Libertyville, Illinois 60048

  Re: Motorola Mobility Holdings, Inc.
     Amendment 2 to Form 10
     Filed October 8, 2010
     File No. 001-34805

Dear Dr. Jha:

  We have reviewed your amended Form 10 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to our comment, we may have additional comments.

Notes to Condensed Combined Financial Statements, page F-45

Note 5. Income Taxes, page F-56

1. We note your response to our comment 7 from our letter dated September 10, 2010 and we remain confused regarding your accounting for the remaining $65 million. We do not understand why you increased the valuation allowance when the company's deferred tax assets were fully offset by valuation allowances. Please explain your accounting treatment to us in more detail.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and

Dr. Sanjay K. Jha
Motorola Mobility Holdings, Inc.
October 18, 2010
Page 2

its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director

cc: Via facsimile to (847) 576-3628
                 Carol Forsyte, Esq.